<u>**TO ALL STOCK EXCHANGES**</u>

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

March 28, 2019

Dear Sir/Madam,

Subject: Press release

Please find enclosed the press release titled **"Infosys and ABN AMRO Announce Strategic Partnership in the Netherlands".**

This is for your information and records.

This will also be hosted on the company's website at www.infosys.com

Thanking You

Yours Sincerely,
For **Infosys Limited**

MANIKANTHA AGS Digitally signed by MANIKANTHA AGS
Date: 2019.03.28 11:52:13 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

PRESS RELEASE

Infosys and ABN AMRO Announce Strategic Partnership in the Netherlands

Strengthens mortgage servicing capabilities through digital platforms

Bengaluru, India and Amsterdam, The Netherlands – March 28, 2019: Infosys (NYSE: INFY), a global leader in next-generation digital services and consulting, today announced a strategic partnership with ABN AMRO, the third largest bank in the Netherlands headquartered in Amsterdam. This partnership strengthens Infosys' position as a leading technology and business process management provider across the mortgage services value chain, improving experience and operational efficiencies, and further enhances the company's strategy to help clients navigate their next digital transformation journeys.

As part of the announced partnership, Infosys will acquire 75% of the shareholding in Stater N.V., a wholly owned subsidiary of ABN AMRO Bank N.V., that offers pure-play, end-to-end mortgage administration services in the Netherlands, Belgium and Germany. ABN AMRO will continue to hold the remaining 25% of the shareholding.

Stater is a market leader in the Benelux region, operating across the mortgage and consumer lending value chain with deep capabilities in digital origination, servicing and collection. Stater also brings deep European mortgage expertise and a robust digital platform to drive superior customer experience. Infosys will drive the digital transformation roadmap of Stater with accelerators such as dynamic workflow, API layers, RPA and analytics. The current management team of Stater will continue to steer the company.

Mortgage services is a focus area for large corporations in the financial sector, given the importance of the asset on a bank's balance sheet. The specialized knowledge and experience of Stater in the mortgage services market, combined with the global reach, AI, digital transformation and automation capabilities of Infosys, can potentially create differentiated solutions for the market.

Mohit Joshi, President, Infosys, said, "This transaction strengthens our approach to offer clients digital platforms and industry focused solutions. It brings together our complementary capabilities to enhance the value we offer to our financial services clients. We are excited to welcome Stater's talented team to the Infosys family, thereby enhancing our presence in Europe."

Christian Bornfeld, Member of the Executive Board of ABN AMRO, said, "While mortgages are a key product for ABN AMRO, providing administrative mortgage services is not a core activity. That's why we

are very pleased with Infosys as Stater's new majority shareholder. ABN AMRO will keep a strategic interest of 25% and will continue to be an important client to Stater."

Erwin Dreuning, Managing Director, Stater, said**,** "We are eager to welcome Infosys as a new shareholder. As they are already active in mortgage administration services, Infosys offers specific expertise. With the combined forces of ABN AMRO, Infosys and Stater ensures we have a solid basis to pursue our plans to for further development of our service offering. Furthermore, it opens up opportunities for us to grow and service other clients."

The transaction is expected to close during the first quarter of fiscal 2020, subject to customary closing conditions.

About Stater
Stater is the largest mortgage service provider of the Benelux. Stater services 1.7 million mortgage and insurance loans for approximately 50 clients in The Netherlands and Belgium. Stater was founded in 1997 and has a solid client base. Several of the largest Dutch and Belgian banks see Stater as a trusted partner for their most important product, mortgages. Stater offers a complete range of mortgage services and is a front runner in digital services regarding mortgages and in developing a digital ecosystem for mortgages.

About ABN AMRO
ABN AMRO is a Dutch based bank for retail, corporate and private banking clients. We are a relationship-driven, knowledgeable and digitally savvy bank, active in Northwest Europe and with expertise in selected sectors globally. Our purpose is Banking for better, for generations to come. Headquartered in Amsterdam, ABN AMRO employs around 19,000 people worldwide. Please visit at www.abnamro.com

About Infosys
Infosys is a global leader in next-generation digital services and consulting. We enable clients in 45 countries to navigate their digital transformation. With over three decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visithttp://www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2018. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this press release is mentioned at the beginning of the release, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Media contacts for Infosys:

Asia Pacific
Sarah Gideon
Infosys, India
+91 80 4156 5007
Sarah_Gideon@infosys.com

EMEA
Margherita Di Cerbo
Infosys, Europe
+44 2075162748
Margherita.DiCerbo@infosys.com

Americas
Chiku Somaiya
Infosys, USA
+1 408 375 2722
Chiku.Somaiya@infosys.com

Media contacts for ABN AMRO:

ABN AMRO Press Office +31 (0)20 6288900 - pressrelations@nl.abnamro.com
ABN AMRO Investor Relations +31 (0)20 3837244 - investorrelations@nl.abnamro.com

Disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Name(s) of parties with whom the agreement is entered	Infosys Consulting Pte. Ltd. ("IC"), which is a wholly owned subsidiary of Infosys Limited will be entering into an agreement with - ABN AMRO Bank N.V., a company incorporated under the laws of the Netherlands ("ABN AMRO"); and Stater N.V., a company incorporated under the laws of the Netherlands ("Stater").
Expected date of completion of investment	The transaction is expected to close in Q1 FY2020, subject to customary closing conditions.
Purpose of entering into the agreement	Founded in 1997, Stater is a wholly owned subsidiary of ABN AMRO Bank N.V. providing end-to-end mortgage administration services in the Netherlands, Belgium and Germany. https://stater.nl/en/ As part of the transaction, Infosys Consulting Pte. Ltd. will acquire 75% stake in Stater from ABN AMRO by way of an acquisition of existing shares. ABN AMRO will continue to hold the remaining 25% of the shareholding. The strategic partnership is in alignment with Infosys' strategy to strengthen its mortgage servicing capabilities in Continental Europe
Consideration for the investment	EUR 127.5 million for 75% stake, subject to customary closing adjustments
Nature of consideration	Cash
Industry to which the entity being acquired belongs	BPM (Business Process Management)
Brief details of any governmental or regulatory approvals required for the acquisition	Customary approvals from the relevant competition authority and the Dutch Authority for the Financial Markets ("AFM")

In case of issuance of shares to the parties, details of issue price, class of shares issued	No
Shareholding, if any, in the entity with whom the agreement is executed	Nil
Whether, the said parties are related to promoter/promoter group / group companies in any manner. If yes, nature of the relationship.	No
Whether, the transaction would fall within related party transactions? If yes, whether the same is done at "arms-length".	No
In case of termination or amendment of agreement, listed entity shall disclose additional details to stock exchanges	Not applicable.
Significant terms of the agreement	As part of the terms of the Shareholders' Agreement, Infosys to have the rights of a majority shareholder including the right to appoint majority of the directors in the supervisory board, right to subscribe to new shares, right of first refusal in the event of transfer of shares, right to restrict amendment of Articles, issuance, redemption and repurchase of shares, merger, demerger, bankruptcy or Liquidation among others.